Exhibit 12.1

Computation of Ratios

The computation of the ratio of earnings to fixed charges for the three months ended March 31, 2015 and the years ended December 31, 2014, 2013, 2012, 2011 and 2010 are as follows:

Three Months Ended		Years Ended December 31,
(Millions)	March 31, 2015	2014	2013	2012	2011	2010
Income from continuing operations before income taxes	$1,365.6	$3,496.6	$2,936.9	$2,545.4	$3,077.8	$2,644.2
Add back fixed charges	93.7	391.4	393.2	318.6	293.6	307.7
Income as adjusted ("earnings")	$1,459.3	$3,888.0	$3,330.1	$2,864.0	$3,371.4	$2,951.9

Fixed charges:
Interest expense	$79.0	$329.3	$333.7	$268.8	$246.9	$254.6
Portion of rents representative of interest factor	14.7	62.1	59.5	49.8	46.7	53.1
Total fixed charges	$93.7	$391.4	$393.2	$318.6	$293.6	$307.7
Ratio of earnings to fixed charges	15.57	9.93	8.47	8.99	11.48	9.59